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                                                                    EXHIBIT 99.1
PRESS RELEASE

                   OLICOM ANNOUNCES INTENTION TO LIST ON THE
                   COPENHAGEN STOCK EXCHANGE IN NOVEMBER 1997


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COPENHAGEN, DENMARK OCTOBER 3, 1997 - Olicom A/S (Nasdaq: OLCMF), a leading global supplier of high-performance networking solutions, today announced that subject to market and other conditions it intends to have its shares listed on the Copenhagen Stock Exchange in November 1997.

In connection with the listing, approximately 1.8 million shares are expected to be offered for sale only to European investors. The offering will be managed by an international consortium of underwriters.

Most of the shares will be made available by existing shareholders including Nilex Systems ApS, an affiliate of Olicom's founder, president and chief executive officer Lars Stig Nielsen. Nilex currently anticipates selling up to 700,000 shares. Approximately 50,000 of the shares will be Olicom treasury shares. The offering will also include an option for the underwriters to purchase an additional 270,000 Olicom treasury shares to cover over-allotments, if any.

A prospectus with respect to the offering is anticipated to be published following the Company's announcement of its third quarter 1997 financial results expected to take place by mid-October.

The shares to be offered will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold absent registration under the Securities Act and applicable state securities laws or available exemptions from registration requirements. The shares will be offered and sold only outside the United States to persons who are not U.S. persons, and the prospectus will not be distributed anywhere in the U.S. nor to any U.S. person.


OLICOM BACKGROUND

Olicom develops and markets a broad range of Token-Ring, Fast Ethernet and ATM local area network products as well as Lasat-branded modem products. Olicom products are distributed worldwide by a network of strategic partners and resellers. Founded in 1985, Olicom is traded on the Nasdaq National Market under the symbol OLCMF. More information on the company is available from the company's SEC filings or by contacting the company directly. Olicom news and product/service information is available on its World Wide Web site: http://www.olicom.com.





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